Exhibit 99.2
Blue Diamond Parts, LLC
Index
December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm
To the Members of Blue Diamond Parts, LLC
In our opinion, the accompanying balance sheets and the related statements of operations, members’ equity and cash flows present fairly, in all material respects, the financial position of Blue Diamond Parts, LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The Company is a joint venture between its members and, as disclosed in the accompanying financial statements, has extensive transactions and relationships with the members. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.
/s/ PriceWaterhouse Coopers LLP
August 30, 2006

Blue Diamond Parts, LLC
Balance Sheets
December 31, 2005 and 2004

	2005	2004

Assets
Cash and cash equivalents	$3,038,027	$7,743,289
Accounts receivable from Ford	48,693,817	46,045,740
Accounts receivable from International	4,442,004	2,794,556
Property, net	248,588	374,336

Total assets	$56,422,436	$56,957,921

Liabilities
Accounts payable to International	$39,014,582	$23,709,952
Accounts payable to Ford	2,187,319	1,140,478
Income taxes payable	4,016,938	2,360,920
Dividend payable	—	19,700,078
Accrued liabilities	2,438,710	1,702,034

Total liabilities	47,657,549	48,613,462
Members’ equity
Retained earnings	6,800,470	6,478,782
Member contributions	1,964,417	1,865,677

Total members’ equity	8,764,887	8,344,459

Total liabilities and members’ equity	$56,422,436	$56,957,921

The accompanying notes are an integral part of the financial statements.

Blue Diamond Parts, LLC
Statements of Operations
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Net service revenue	$187,075,136	$111,159,952	$92,702,144

Other income	1,694,607	2,397,713	2,817,737

Expenses
Hired services	6,588,577	6,537,176	6,536,166
Salary and employee benefits	4,233,344	3,963,532	2,737,788
Distribution	4,591,647	2,062,285	1,351,046
Marketing and promotional	3,651,350	3,777,967	5,879,698
Finance charges	7,690,813	2,289,337	1,891,914
Systems expense	492,152	820,617	895,202
Depreciation expense	125,748	125,748	70,949
Other	1,275,092	1,178,957	819,696

Expenses	28,648,723	20,755,619	20,182,459
Income before income taxes	160,121,020	92,802,046	75,337,422
Income tax expense (benefit)	1,656,018	1,372,378	(82,689)

Net and comprehensive income	$158,465,002	$91,429,668	$75,420,111

The accompanying notes are an integral part of the financial statements.

Blue Diamond Parts, LLC
Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Beginning cash and cash equivalents balance	$7,743,289	$9,368,020	$4,812,614

Cash flows from operating activities
Net income	158,465,002	91,429,668	75,420,111
Adjustments to reconcile net income to net cash provided by operating activities
Noncash systems expense	—	—	278,089
Depreciation expense	125,748	125,748	70,949
Change in working capital
(Increase) decrease in accounts receivable	(4,295,525)	(6,973,273)	(12,100,197)
(Increase) decrease in prepaid expense	—	207,717	(207,717)
Increase (decrease) in accounts payable	16,351,471	6,838,152	4,662,525
Increase (decrease) in income taxes payable	1,656,018	1,372,378	(82,689)
Increase (decrease) in accrued liabilities	736,676	(735,628)	2,042,987

Net cash provided by operating activities	173,039,390	92,264,762	70,084,058

Cash flows from investing activities
Capital expenditures	—	—	(484,500)

Net cash used in investing activities	—	—	(484,500)

Cash flows from financing activities
Contributions from members	98,740	—	—
Cash distributions to members	(177,843,392)	(93,889,493)	(65,044,152)

Net cash used in financing activities	(177,744,652)	(93,889,493)	(65,044,152)

Net increase (decrease) in cash and cash equivalents	(4,705,262)	(1,624,731)	4,555,406

Ending cash and cash equivalents balance	$3,038,027	$7,743,289	$9,368,020

The accompanying notes are an integral part of the financial statements.

Blue Diamond Parts, LLC
Statements of Members’ Equity
Years Ended December 31, 2005, 2004 and 2003

	Member	Retained
	Contributions	Earnings	Total

Members’ equity, December 31, 2002	$1,501,055	$18,262,726	$19,763,781
Member contributions	364,622	—	364,622
Net income	—	75,420,111	75,420,111
Dividends declared (including $94,583 unpaid dividends at December 31, 2003)	—	(65,138,735)	(65,138,735)

Members’ equity, December 31, 2003	1,865,677	28,544,102	30,409,779
Net income	—	91,429,668	91,429,668
Dividends declared (including $19,700,078 unpaid dividends at December 31, 2004)	—	(113,494,988)	(113,494,988)

Members’ equity, December 31, 2004	1,865,677	6,478,782	8,344,459
Member contributions	98,740	—	98,740
Net income	—	158,465,002	158,465,002
Dividends declared (including $0 unpaid dividends at December 31, 2005)	—	(158,143,314)	(158,143,314)

Members’ equity, December 31, 2005	$1,964,417	$6,800,470	$8,764,887

The accompanying notes are an integral part of the financial statements.

Blue Diamond Parts, LLC
Notes to Financial Statements
December 31, 2005, 2004 and 2003
1.	Summary of Significant Accounting Policies

Nature of Operations
Blue Diamond Parts, LLC (“Blue Diamond” or the “Company”) was formed on August 7, 2001 pursuant to the applicable laws of the State of Delaware, as a joint venture between Ford Motor Company (“Ford”) and Navistar International Corporation (“International”) (collectively, the “Members”). The joint venture manages the sourcing, merchandising, and distribution of various spare parts for vehicles the Members sell in North America. These spare parts are primarily for International diesel engines in Ford Trucks, commercial truck parts, and certain parts for F650/750 and LCF trucks produced for Ford by Blue Diamond Truck, which is a separate joint venture between Ford and International. The Company began operations on October 1, 2001.

In accordance with the LLC agreement between the Members, International committed to contribute an estimated $2.0 million to pay for information systems improvements to provide interface capabilities for the Members’ data systems. These improvements are performed by the Members or third parties and then recorded as system expenses on Blue Diamond’s financial statements as incurred. As of December 31, 2005, International had contributed approximately $1.9 million for such systems improvements (including $0.5 million of improvements made by Ford and reimbursed from the contributed funds).

The financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied, on a material basis, in the preparation of the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the date of the purchase to be cash equivalents. At December 31, 2005 and 2004, cash equivalents consisted primarily of deposits in money market funds.

Financial Statement Presentation
Pursuant to the guidance in Emerging Issues Task Force Issue (“EITF”) 99-19, “Reporting Revenues Gross as a Principal Versus Net as an Agent”, the “Net service revenue” in the Company’s statements of operations reflects the net results of certain of its activities based upon an analysis of various factors, including the risks and rewards assumed by the Company related to the selling and distribution of parts.

Revenue Recognition Blue Diamond recognizes revenue at the time products are shipped, which is the point at which risks and rewards of ownership are transferred to the customer.

Accounts Receivable No allowance for uncollectible accounts has been provided since it is believed that the balances in accounts receivable are all collectible.

Blue Diamond Parts, LLC
Notes to Financial Statements
December 31, 2005, 2004 and 2003
Property
Property and equipment are recorded at cost (or at fair value at the date of the contribution for contributed assets) and depreciated over their estimated useful lives using the straight-line method. As December 31, 2005, property and equipment consists of $0.6 million, net of $0.3 million of accumulated depreciation ($0.6 million, net of $0.2 million of accumulated depreciation as of December 31, 2004). These assets are being depreciated over estimated useful lives ranging from three to five years.

Core Charges
Certain remanufactured parts purchased by the Company for resale require a refundable core charge. International charges Blue Diamond for this core charge, including a mark-up, and Blue Diamond passes this charge (including the mark-up) on to Ford. The charge (including the mark-up) is refunded upon return of the part as long as the part is returned within one year of purchase (the “eligibility period”). Once the eligibility period has expired, the mark-up related to the original core charge is considered income and is transferred to Blue Diamond by International. This income is presented as other income on the statement of operations. In 2005, 2004 and 2003, other income includes $0, $1.6 and $2.6 million, respectively, from expired core mark-up. Apart from this transfer of income, Blue Diamond acts only as a passthrough, and these charges are not otherwise included in the Company’s statement of operations.

Retained Earnings
Net income of the JV will be distributed to the Members monthly, unless otherwise determined by the Executive Board, provided, however, that the tax distributions would be made in accordance with the Parts JV Operating Agreement.

Warranty
Each Member provides its customary service parts warranty with respect to the parts supplied by Blue Diamond. Warranty costs incurred by the Members relating to the Company’s products are passed on to Blue Diamond and are deducted in arriving at Net service revenue in the accompanying statements of operations. Warranty costs recorded by the Company were $12.2 million, $8.5 million and $5.5 million in 2005, 2004 and 2003, respectively.

Description of Various Expenses All expenses discussed below are incurred by the Members and are passed on to Blue Diamond.

Hired services include the costs associated with the outside field sales organization, including personnel costs, travel, administrative and other expenses. Hired services also includes salary-related costs for other non-marketing contract personnel.

Salary and employee benefits include the costs associated with Member personnel assigned to Blue Diamond.

Distribution includes expenses related to the movement of parts from source to customer, primarily labor and overhead, freight, and packaging.

Marketing and promotional covers the expenses for various sales and marketing tools including promotional events, brochures and other printed literature, and branded merchandise giveaways.

Finance charges represents the time value of money the Member companies have invested in working capital and inventory to support Blue Diamond.

Blue Diamond Parts, LLC
Notes to Financial Statements
December 31, 2005, 2004 and 2003
Systems expense includes costs incurred by the Members to develop or modify IT systems in support of Blue Diamond.

Diesel Direct Program
The Company provides certain marketing items (such as building signage) and reimbursements (such as advertising/direct mailings) in exchange for a monthly fee from participating dealers. The fees received and related costs associated with this program are being accounted for in the “Net service revenue” line of the Statement of Operations. In 2005, fees collected from dealers were $.8 million and related costs incurred amounted to $.7 million.

Income Taxes
The Company has elected to be taxed as a limited liability company. The taxes included in the statement of operations relate to estimated state taxes payable at the LLC level. The Company’s operating results for federal income tax purposes will be included in the tax returns of the Members. In 2004 and 2003, the Company revised its estimate of tax liabilities due to certain states. The change in estimate resulted in an increase to the 2004 tax provision of $.7 million, of which $.4 million related to prior periods, and a reduction to the 2003 tax provision of $.6 million.

2.	Related Party Transactions

The Company and its Members have entered into several agreements that govern transactions between the parties.

The Company earns revenues based upon distribution of parts to the Members for ultimate sale to third parties. These revenues are at prices negotiated between the Company and the respective Member. All parts distributed pursuant to these transactions are purchased from the Members at prices negotiated by the Company and the respective Member. The net service revenue included in the accompanying statement of operations primarily represents the difference between the negotiated selling prices to the Members, net of certain costs incurred by the Members, and the negotiated costs of parts purchased from the Members.

In addition, each of the Members provides administrative and other support services for which the Company is billed directly by the Members. These services include personnel, accounting and treasury services, planning and support, insurance, internal auditing, governmental relations, procurement and distribution support, and other services. The Company is invoiced each month for the services provided and pays an amount equal to the providers’ fully accounted and allocated costs, such fee to be calculated without markup except to the extent required to be paid by applicable law. For the period January 1, 2005 to December 31, 2005, approximately $28.6 million has been charged to the Company for services purchased from the Members (this amount approximated $20.8 and $20.2 million for the periods ending December 31, 2004 and 2003).

3.	Accounting Standards Issued But Not Yet Adopted

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement reporting of tax position taken in tax returns. The Interpretation is effective for fiscal years beginning after December 15, 2006. We are assessing the potential impact on our financial condition and results of operations.